March 26, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4720 Washington, D.C. 20549-4720
Attention:	Mr. Jeffrey Riedler
Mr. Scot Foley

Re:	Tengion, Inc.
Registration Statement on Form S-1
Filed February 14, 2013; amended on March 26, 2013
File No. 333-186687

Dear Mr. Riedler and Mr. Foley,

On behalf of Tengion, Inc., a Delaware corporation (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commision”) take appropriate action to make the Company’s Registration Statement on Form S-1 (File No. 333-186687) effective on March 28, 2013 at 4:00 p.m. (Eastern time) or as soon thereafter as practicable.

In connection with the above-captioned Registration Statement, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to Marc A. Rubenstein at (617) 951-7826.

Sincerely,

TENGION, INC.

/s/ A. Brian Davis

Name:	A. Brian Davis
Title:	Chief Financial Officer and
Vice President, Finance

cc:           Scot Foley, U.S. Securities and Exchange Commission